Exhibit 99.161

Consent of Sheila Ulansky

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Skeena Resources Limited being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Sheila Ulansky

Sheila Ulansky

Dated: October 22, 2021